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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer receives ANAC´s Type Certificate of the multi-mission airlift KC-390

Brasília, Brazil, October, 23, 2018 – Embraer celebrated another important milestone today by receiving the Type Certificate from Brazilian aviation authority Agência Nacional de Aviação Civil (ANAC) for its multi-mission airlift KC-390. The certificate was delivered by ANAC´s Director Juliano Alcântara Noman. The ceremony, held at the Brasília Air Force Base, to celebrate the Aviator Day and Brazilian Air Force Day, was attended by the President of Brazil, Michel Temer, Minister of Defense, Joaquim Silva e Luna, and Brazilian Air Force (FAB) Commander, Lieutenant-Brigadier Nivaldo Rossato. The ANAC certificate completes a fundamental step towards military certification, when the aircraft will reach the Final Operational Capability (FOC), expected to happen by the end of 2019.

“The certification of KC-390, the largest and most complex aircraft developed throughout Embraer's history, expresses the high technological level achieved by the company,” said Paulo Cesar de Souza e Silva, president and CEO of Embraer. “I would like to congratulate the teams that participated in the development of this program in partnership with the Brazilian Air Force.”

“We are honored and proud of the development of the KC-390, which will become the backbone of FAB's transport aviation in the coming decades,” said Jackson Schneider, president and CEO of Embraer Defense & Security. “Extremely efficient and capable of fulfilling a wide range of missions, the KC-390 will certainly represent a leap in the operational capability of the Brazilian Air Force.”

Embraer KC-390 is a tactical transport aircraft designed to set new standards in its category while presenting the lowest life-cycle cost of the market. It can perform a variety of missions such as cargo and troop transport, troop and cargo air delivery, aerial refueling, search and rescue and forest fire fighting.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer